SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1.	Announcement of Scottish Power plc, dated June 2, 2003, regarding appointment of nonexecutive director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 2, 2003

/S/ SCOTTISH POWER PLC
(Registrant)

By:	/S/ ALAN MCCULLOCH
Alan McCulloch
Assistant Company Secretary

SCOTTISHPOWER APPOINTS NEW NON-EXECUTIVE DIRECTOR

ScottishPower is pleased today to announce the appointment of Donald Brydon, Chairman of Amersham plc and AXA Investment Managers, as a non-executive director with immediate effect.

Educated in Edinburgh, Mr Brydon (58) has extensive international business and financial experience. He is Chairman of the Financial Services Practitioner Panel and of the Code Committee of the Panel on Takeovers and Mergers.

ScottishPower Chairman Charles Miller Smith said: “ We are delighted with this appointment. Donald Brydon brings a great deal of experience in serving on the boards of major companies in both an executive and non-executive capacity.”

Further information:

Colin McSeveny	Group Media Relations Manager	+44 (0) 141 636 4515
Andrew Jamieson	Head of Investor Relations	+44 (0) 141 636 4527